AEM SPA

07021628

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/043/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

February 28, 2007

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 05 2007
WASH, D.C. 210 SECTION

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

dlw 3/8

Encl.

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

APPOINTMENT OF A DIRECTOR

Milan, 28 February 2007 – The AEM S.p.A. Board of Directors, in today's meeting, has decided for the cooptation of Mr Gianni Castelli replacing Mr Luigi Galassi, resigned from the Board.

Mr Castelli is a non-executive and not independent Director within the terms of art. 3 of the Corporate Governance Code – Edition March 2006.

Mr Castelli's *curriculum vitae* is available on the website www.aem.it.

For further information:
AEM S.p.A. Press Office - Biagio Longo Tel. (39) 027720.4582/3487775161
Investor Relations AEM S.p.A. Tel. (39) 027720.3879 ir@aem.it
www.aem.it

END